EXHIBIT 21.1

The following table sets forth the name and jurisdiction of incorporation/charter of the Registrant’s subsidiaries. Inactive subsidiaries are not listed. All of the subsidiaries are 100% owned by Bank Mutual (f/k/a Mutual Savings Bank) except as noted.

Name of Subsidiary	Jurisdiction of Incorporation/Charter

Bank Mutual (1)	USA
First Northern Investments, Inc.	Nevada
Lake Financial and Insurance Services, Inc.	Wisconsin
MC Development LTD	Wisconsin
Mutual Investment Corporation	Nevada
Savings Financial Corporation (50% owned)	Wisconsin

(1)	Direct subsidiary of Bank Mutual Corporation.